

Mail Stop 3010

September 21, 2009

H. Kerr Taylor, President
REITPlus, Inc.
8 Greenway Plaza, Suite 1000
Houston, Texas 77046

>   **Re: REITPlus, Inc,**
>   **Amendment No. 3 to Registration Statement on Form S-4**
>   **Filed September 9, 2009**
>   **File No. 333-159610**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 32

Background of the Merger, page 32

1. Please explain how you calculated the 25% from the high end of the range that you discuss on page 35 of your registration statement. A 25% discount from the $12.00 high end of the range appears to be $9.00.

Annex A – Unaudited Pro Forma Condensed Consolidated Financial Statements

Pro Forma Condensed Balance Sheet

Footnote (1)(b), page A-4

2. Please clarify what the 20% discount represents and how does this reconcile
    with the 25% discount discussed on page 35 of your registration statement.

Footnote (2), pages A-4 and A-5

3. We considered your response to comment 5 and note from prior discussions
    that the company does not believe the impact to the financial statements
    would be materially different based on accounting for the transaction as a
    business combination or the acquisition of an asset. Please provide your
    materiality analysis that clarifies your basis for this representation.

4. We note on page A-5 that the acquisition costs will be initially capitalized as
    part of the assets acquired. We further note that you plan to expense the
    capitalized acquisition costs to reduce the carrying values of the net assets to
    their respective fair values. Given this, please provide us with an analysis to
    support your representation in response to comment 6 that an impairment is
    not required.

5. Additionally, we note that the fair value of the consideration given exceeds
    the appraised value of the assets acquired by $1.1 million. We also
    understand that you believe an impairment would not result because the
    enterprise value on a combined basis would support a fair value in excess of
    $9.50 per share. Please tell us your basis in GAAP for this representation and
    tell us how you plan to account for the $1.1 million differential. Lastly,
    advise us how your impairment analysis considered EITF 08-6 and paragraph
    19(h) of APB 18. In this regard, we are unclear how there are not factors
    present that would require an impairment of the asset subsequent to the
    transaction.

6. Clarify what portion of the consideration given, if any, is related to other
    aspects of the transaction.

Annex C – Information Concerning AmREIT

7. Reference is made to the quarterly financial statements for AmREIT. We note
    that you have presented net income (loss) *before* income attributable to
    noncontrolling interests. Please tell us how you applied the guidance in
    paragraph 29 of SFAS 160 and clarify these amounts represent net loss
    including noncontrolling interests. Additionally, describe how the company
    considered whether the adoption of SFAS 160 constituted a material change in

assessing whether the historical financial statements may require retroactive restatement. Similarly advise us for REITPlus.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jamie John at (202) 551-3446 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: John A. Good, Esq.
        Laura R. Brothers, Esq.